

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Mala Ray
Controller
Encision Inc.
6797 Winchester Circle
Boulder, CO 80301

      Re: Encision Inc.
          Form 10-K for the Fiscal Year Ended March 31, 2021
          Filed June 23, 2021
          File No. 001-11789

Dear Ms. Ray:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences